Cecilia Blye, Chief, Office of Global Security Risk

Larry Spirgel, Assistant Director, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

January 31, 2012

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 1-13202

Dear Mr. Spirgel and Ms. Blye,

We are writing in response to your letter dated December 21, 2011 relating to our annual report on Form 20-F for the year ended December 31, 2010. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

1. We note that you sell mobile devices and services and network equipment to Iran, Sudan, and Syria. You also state on page 48 and elsewhere that you sell your products in Latin America, a region that can be understood to include Cuba. In addition, we are aware of media reports that Nokia Siemens Network sold communications monitoring equipment to the Iranian government, which has used it to filter and censor the Internet and conduct surveillance of its citizens. We are also aware of a recent media report that Nokia Siemens Network announced its decision not to acquire any new business in Iran and to reduce gradually its existing commitments in that country. As you know, Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, mobile operators, distributors, resellers, or other direct or indirect arrangements for the last three fiscal years and the subsequent interim period. Your response should describe any products, equipment, components, technology, software, information, support, and services, that you have provided, or intend to provide, into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by those governments.

We are a global company and have sales in most countries of the world. We sold mobile devices and services through our Devices & Services and Location & Commerce businesses and network equipment through Nokia Siemens Networks to customers in Iran, Sudan and Syria in 2009, 2010, and 2011. We did not have any sales in Cuba in 2009, 2010 or 2011. NAVTEQ, which was our reportable segment until the end of the third quarter 2011, did not have any sales to customers in those countries from the completion of our acquisition of NAVTEQ on July 10, 2008. Currently, the business which was reported under our former NAVTEQ reportable segment resides in our new Location & Commerce reportable segment as from the beginning of the fourth quarter 2011. Our Location & Commerce business combined NAVTEQ and Nokia’s social location services operations from our Devices & Services business.

In this letter we provide country specific information for our Devices & Services and Location & Commerce businesses together as our Location & Commerce business in those countries has been conducted through our Devices & Services business for the majority of the past three fiscal years, and separately for Nokia Siemens Networks.

Our aggregate net sales to customers in Iran, Sudan and Syria in 2011 accounted for approximately 1.4% of Nokia’s total net sales, or EUR 545 million. Our aggregate net sales to customers in those countries in 2010 accounted for approximately 1.3% of Nokia’s total net sales, or EUR 542 million. Our aggregate net sales to customers in those countries in 2009 accounted for approximately 1.2% of Nokia’s total net sales, or EUR 511 million.

The book value of our total assets located in Iran, Sudan and Syria in 2011 accounted for approximately 0.9% of Nokia’s total assets, or EUR 317 million. The book value of our total assets located in those countries in 2010 accounted for approximately 1.0% of Nokia’s total assets, or EUR 376 million. The book value of our total assets located in those countries in 2009 accounted for approximately 1.0% of Nokia’s total assets, or EUR 360 million.

We did not have any production facilities, research centers or area hubs for operations in Iran, Sudan and Syria during the past three fiscal years, nor are we planning to have any going forward.

In regard to our Devices & Services and Location & Commerce businesses, to the best of our knowledge, the parties we have agreements or commercial arrangements with in Iran, Sudan and Syria for the sales of our goods are not part of the governments nor controlled by the governments.

The Nokia Siemens Networks business involves large telecoms infrastructure projects where a degree of governmental influence is more probable. To the best of our knowledge, the parties we have agreements or commercial arrangements with in Iran and Sudan for the sales of our goods are not a part of the government nor directly controlled by the governments. However, especially in Iran and to a lesser extent in Sudan, the separation between the private and public sector is not always evident. Therefore, we cannot exclude the possibility that also seemingly private business may be under a degree of government-control through multi-layer ownership or factual influence. In Syria we believe that the contracting parties, while not directly a part of the government, may be under a large degree of influence and in fact government controlled entities where the ultimate decisive powers can lay within the government of Syria. Nokia Siemens Networks has taken the decision to exit from Iran in a controlled manner mainly due to the difficult business environment in this country and additionally its focus areas in line with its new strategy announced on November 23, 2011.

We have customary contacts with governmental agencies in countries as required for instance to maintain a legal presence and have local employees, where applicable.

Please find below additional details in the countries referred to in your inquiry. Please note that we cannot exclude the possibility that third parties acting independently from us have exported our products to countries from other countries in which we sell them. We distribute services, applications and content through the Internet. In terms of these services offerings, we have industry standard systems in place that recognize the users IP address and if applicable block the accesses to our services offerings if they are not intended for a certain market or country. We cannot exclude the possibility that our services when distributed through the Internet may be accessed in markets which they are not intended for if the industry standard protective mechanisms, such as IP address blocks, are circumvented.

Cuba

We have not had any sales to Cuba or any presence in Cuba for the past three fiscal years. We do not currently plan to start providing any products, equipment, components, software, services or technology to Cuba.

Iran

Devices & Services and Location & Commerce

For the years ended December 31, 2009, 2010 and 2011 our net sales in Iran in Devices & Services and Location & Commerce were approximately EUR 186 million, EUR 232 million and EUR 353 million, respectively. For the past three fiscal years, we have provided mobile devices and accessories. We also provided certain free of charge items such as digital content and certain selected services. Sales are based on a distribution model, where the products are sold through regional distributors that are mainly based in the United Arab Emirates. Thus, our ability to conduct business through Devices & Services and Location & Commerce does not generally require us to engage with parties that we believe would have a high degree of risk of being influenced directly or indirectly by the government of Iran. To the best of our knowledge, the distributors and their shareholders are not controlled by the Iranian government, government instrumentalities or other sanctioned entities.

Our Devices & Services and Location & Commerce businesses have a legal presence in Iran through a branch of our Finnish subsidiary. At the end of the year 2009, 2010 and 2011 our Devices & Services and Location & Commerce businesses employed in Iran 14 employees, 20 employees and 22 employees, respectively. The branch does not sell our mobile devices, related services or accessories, but is supporting the sales of our products through for instance marketing, training and after sales activities. The branch is the employer of the local employees.

We do not currently anticipate significant changes in regard to the Devices & Services and Location & Commerce business or presence in Iran. We intend to follow strictly the limits of any existing or new sanctions and act within applicable laws.

Nokia Siemens Networks

For the years ended December 31, 2009, 2010 and 2011 Nokia Siemens Networks net sales in Iran were approximately EUR 185 million, EUR 162 million and EUR 117 million, respectively. For the past three fiscal years, we have provided 2G Radio, core and transmission equipment including related implementation and care services as well as network operation systems and fixed network switches. Nokia Siemens Networks sells and delivers mainly directly to the customers but also uses a reseller. To the best of our knowledge, we believe that the parties Nokia Siemens Networks has agreements or commercial arrangements with in Iran for the sales of its goods are not a part of the government or directly controlled by the government. However, in Iran the separation between the private and public sector is not always evident. Therefore, we cannot exclude the possibility that also seemingly private business may be under a degree of government-control through multi-layer ownership or factual influence.

At the end of 2009, 2010, 2011 Nokia Siemens Networks employed in Iran 259 employees, 221 employees and 203 employees, respectively. Nokia Siemens Networks has presence in Iran through a branch of its Finnish subsidiary. The branch is the local employer of the Nokia Siemens Networks employees and seller to Nokia Siemens Networks’ customers in Iran. Nokia Siemens Networks has, as required by local law and business practices in regard to the business it conducts, certain minority shareholdings in Iranian companies. Nokia Siemens Networks is in the process of divesting these shareholdings in conjunction with its planned exit from Iran.

Nokia Siemens Networks is aware of certain reports that the Iranian authorities use communications technology to suppress political activity. The news reports, which may have inaccuracies, we believe refer to the fact that Nokia Siemens Networks provided a monitoring center to Iran in 2008. Nokia Siemens Networks divested its monitoring center business in 2009 and has not since then provided and will not provide in the future monitoring centers to any country. We believe that by exiting the monitoring center business, there is less potential for misuse of the technology provided by Nokia Siemens Networks.

For the past three fiscal years Nokia Siemens Networks has not accepted any new customers in Iran. Nokia Siemens Networks has recently taken the decision to withdraw from Iran in a controlled manner and Nokia Siemens Networks to cease all business in Iran and exit the country. In the controlled exit, Nokia Siemens Networks is seeking to continue to honor existing contractual obligations, however while following strictly the limits of any existing or new sanctions and act within applicable laws.

Sudan

Devices & Services and Location & Commerce

For the years ended December 31, 2009, 2010 and 2011 our net sales in Devices & Services and Location & Commerce in Sudan were approximately EUR 14 million, EUR 8 million and EUR 6 million, respectively. For the past three fiscal years, we provided mobile devices and accessories. We also provided certain free of charge items such as digital content and certain selected services. The services are mainly made available through Finnish servers. Sales are based on a distribution model, where the products are sold through local distributors that are owned by Sudanese individuals.  Thus, our ability to conduct business through Devices & Services and Location & Commerce does not generally require us to engaged with parties that we believe would have a high degree of risk of being influenced directly by indirectly by the government in Sudan. To the best of our knowledge, the distributors and their shareholders are not controlled by the Sudanese government, government instrumentalities or other sanctioned entities.

Our Devices & Services and Location & Commerce businesses do not have any legal entities in Sudan. Our Devices & Services and Location & Commerce businesses did not have any employees in Sudan for the past three fiscal years.

We do not currently anticipate significant changes in regard to the Devices & Services and Location & Commerce business or presence in Sudan. We intend to follow strictly the limits of any existing or new sanctions and act within applicable laws.

Nokia Siemens Networks

For the years ended December 31, 2009, 2010 and 2011 Nokia Siemens Networks net sales in Sudan were approximately EUR 8 million, EUR 18 million and EUR 18 million, respectively. For the past three fiscal years, Nokia Siemens Networks has provided 2G Radio products, fiber optic and related care and implementation services. Nokia Siemens Networks sells and deliveres directly to the customers in Sudan. To the best of our knowledge, Nokia Siemens Networks does not directly deal with the government or government controlled entities in Sudan for the sale of its goods. Due to the local business environment, we cannot exclude the possibility that also seemingly private business may be under a degree of government-control through multi-layer ownership or factual influence.

At the end of 2009, 2010 and 2011 Nokia Siemens Networks employed in Sudan 46 employees, 24 employees and 23 employees, respectively. Nokia Siemens Networks has a presence in Sudan through its Finnish subsidiary. The branch is the local employer of the Nokia Siemens Networks employees and seller to Nokia Siemens Networks’ customers in Sudan.

We do not currently anticipate significant changes in regard to the Nokia Siemens Networks business or presence in Sudan. Nokia Siemens Networks intends to follow strictly the limits of any existing or new sanctions and act within applicable laws.

Syria

Devices & Services and Location & Commerce

For the years ended December 31, 2009, 2010 and 2011 our net sales in Devices & Services and Location & Commerce in Syria were approximately EUR 68 million, EUR 52 million and EUR 22 million, respectively. For the past three fiscal years we provided mobile devices and accessories. We also provided certain free of charge items such as digital content and certain selected services. The services are mainly made available through Finnish servers. Sales are based on a distribution model, where the products are sold through local distributors that are owned by Syrian individuals. Thus, our ability to conduct business through Devices & Services and Location & Commerce does not generally require us to engaged with parties that we believe would have a high degree of risk of being influenced directly by indirectly by the government in Syria. To the best of our knowledge, the distributors and their shareholders are not controlled by the Syrian government, government instrumentalities or other sanctioned entities.

Our Devices & Services and Location & Commerce businesses do not have any legal entities in Syria. Our Devices & Services and Location & Commerce businesses did not have any employees in Syria for the past three fiscal years.

We do not currently anticipate significant changes in regard to the Devices & Services and Location & Commerce business or presence in Syria. We intend to continue to follow strictly the limits of any existing or new sanctions and act within applicable laws.

Nokia Siemens Networks

For the years ended December 31, 2009, 2010 and 2011 Nokia Siemens Networks net sales in Syria were approximately EUR 49 million, EUR 70 million and EUR 28 million, respectively. For the past three fiscal years, we have provided 2G radio and transmission equipment as well as related care services as well as network operation systems. Nokia Siemens Networks sells and delivers directly to the customers in Syria. Nokia Siemens Networks has networks development and maintenance contracts where we believe that the contracting parties, while not directly a part of the government, may be under a large degree of influence and in fact government controlled entities where the ultimate decisive powers may lay within the government of Syria.

Nokia Siemens Networks has a presence in Syria through a branch of its Finnish subsidiary and through a branch of its German subsidiary. At the end of 2009, 2010 and 2011 Nokia Siemens Networks employed in Syria 43 employees, 54 employees and 48 employees, respectively. The branch is the local employer of the Nokia Siemens Networks employees and seller to Nokia Siemens Networks’ customers in Syria.

We do not currently anticipate significant changes in regard to the Nokia Siemens Networks business or presence in Syria. Nokia Siemens Networks is seeking to continue to follow strictly the limits of any existing or new sanctions and act within applicable laws.

2. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, are controlled items included in the U.S. Department of Commerce’s Commerce Control List. If so, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to non-commercial uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

We have not had any sales to Cuba or any presence in Cuba for the past three fiscal years. We do not currently plan to start providing any products, equipment, components, software, services or technology to Cuba.

We have controls in place aimed at ensuring that products, equipment, components, software, or technology we provide to Iran, Sudan and Syria, directly or indirectly, have not been subject to U.S. Export Administration Regulations, have not been included in the U.S. Department of Commerce’s Commerce Control List or have specific U.S. Department of Commerce authorization. To the best of our knowledge, understanding, and belief, the products, equipment, components, software, or technology we have provided or intend to provide, directly or indirectly, into Iran, Sudan and Syria have not been subject to U.S. Export Administration Regulations, or are not included in the U.S. Department of Commerce’s Commerce Control List or if included have a specific U.S. Department of Commerce authorization and have not have been put to non-commercial use by Iran, Sudan or Syria.

3. Please discuss the materiality of your business operations in, and/or other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan, or Syria.

We have not had any sales to Cuba or any presence in Cuba for the past three fiscal years. We do not currently plan to start providing any products, equipment, components, software, services or technology to Cuba.

We recognize that dealings with certain countries including Iran, Sudan and Syria can be deemed sensitive. Also, some of our current or potential investors have policies or are under a legal or other regime preventing them from investing in our securities or that encourage or require current shareholders to not acquire more shares or to decrease or abolish their shareholdings.

While Nokia is a corporation operating for profit, we recognize that our own long-term interests and those of its various stakeholders depend on compliance with the highest standards of ethical conduct and applicable law. Nokia believes that mobile device usage has positive social and economic benefits. They also increasingly connect people to others via the Internet. This new level of connectivity provided by mobile networks and devices has generated many social benefits. More than half of all the mobile devices in use around the world are in the hands of people living in emerging market economies. In these countries a mobile device often provides people with connectivity for the first time. Mobile technology has given people a way to bridge a digital divide and connect through voice and to the Internet for the first time. We believe that mobile technology provides great social and economic benefits, boosting economic development and improving quality of life. We believe that the world is a better place with mobile technology, than without.

In determining that our contacts with Iran, Sudan or Syria are not material individually or in the aggregate, in addition to the quantitative and qualitative factors discussed above, we have considered other qualitative factors that a reasonable investor would consider important when making an investment decision, including the potential impact of such contacts upon our reputation, the effectiveness of our internal trade compliance function, the information available to investors regarding our business and practices in these countries, our code of conduct and business practices. We would like to bring to your attention the following quantitative and qualitative key elements of our materiality analysis:

•                  Our minimal exposure to those countries from a net sales perspective.

•                  Our minimal exposure with respect to assets located in those countries.

•                  We have disclosed our sales to sanctioned countries starting with our Nokia Form 20-F 2005, and we are known as a global company that has sales in nearly all countries throughout the world. Thus investors and analysts are aware of our sales in Iran, Sudan and Syria.

•                  We do not have any production facilities, research centers or area hubs for operations in those countries, whereby adverse developments related to those countries could not result in significant disruptions to our overall business, results of operation or financial position.

•                  We believe that mobile device usage has positive social and economic benefits and that this is generally understood by the general public and various stakeholders.

•                  We do not believe that there will be an increase in our exposure to those countries going forward.

•                  We believe that there is a declining exposure regarding Nokia Siemens Networks to those countries as a result of the decision to exit from Iran. Additionally, on November 23, 2011, Nokia Siemens Networks announced its new strategy to focus on mobile broadband (including optical), customer experience management and services. This strategy change supports the plans of Nokia Siemens Networks to exit from Iran as the current contracts are mainly in areas not in line with the current Nokia Siemens Networks strategy.

•                  The monitoring center business is understood to have potential for misuse by governments. Thus, we believe that our potential reputational damage was reduced when Nokia Siemens Networks divested the monitoring center business in 2009.

•                  Nokia and Nokia Siemens Networks both have trade compliance functions that employ systems and procedures designed to monitor and ensure our compliance with applicable export control regulations including those of the United States and the European Union.

In reference to the above, we believe that the business operations in, and/or other contacts with Iran, Sudan and Syria are not material from a quantitative or qualitative perspective to a reasonable investor, nor constitute a material investment risk for our security holders.

Nokia acknowledges that

• Nokia is responsible for the adequacy and accuracy of the disclosure in its filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Nokia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Kristian Pullola by e-mail at kristian.pullola@nokia.com or by phone +358 (0)7 1800 8000.

NOKIA CORPORATION

/s/ Kristian Pullola	/s/ Riikka Tieaho
Kristian Pullola	Riikka Tieaho
Senior Vice President,	Director
Corporate Controller	Head of Corporate Legal

cc:	Pamela M. Gibson
Shearman & Sterling LLP